UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

English translation of the letter sent to the Comisión Nacional de Valores (the Argentine Securities Commission) dated June 10, 2016, relating to Tender Offer and Optional Redemption of the total outstanding debt of Petrobras Argentina S.A. implemented through Series S Corporate Bonds. Issuance of corporate bonds in an amount of up to US$500 million.

PETROBRAS ARGENTINA S.A.

Autonomous City of Buenos Aires, June 10, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Autonomous City of Buenos Aires

Re: Tender Offer and Optional Redemption of the total outstanding debt of Petrobras Argentina S.A. implemented through Series S Corporate Bonds. Issuance of corporate bonds in an amount of up to US$500 million.

Dear Sirs:

In compliance with applicable rules and regulations this is to inform you that at the meeting  held on this date Petrobras Argentina S.A.’s Board of Directors approved: (i) the issuance and placement of Corporate Bonds in an amount of up to US$ 500,000,000 (five hundred million United States Dollars) or its equivalent in other currencies, in one or more classes and/or series under the Corporate Bonds Global Program for US$500,000,000 (five hundred million United States Dollars) which was approved by the Shareholders’ Regular and Special Meeting held on March 21, 2013; (ii) the Tender Offer for all the outstanding Series S corporate bonds,  and (iii) the subsequent Optional Redemption of Series S corporate bonds in the event Series S corporate bonds remain outstanding after completion of the tender offer in order to fully pay off such debt. Items (ii) and (iii) are subject to placement of the new corporate bonds.

Sincerely yours,

GABRIEL SCAGNETTI

Market Relations

_____________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: June 10, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer